FORM C Electronic Signature on Behalf of Sentry Baby Products, LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Sentry Baby Products, LLC

TIN:
47-5506716

Fiscal Year End (mm/dd) 12/31

By: [signature]

Signature
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

CEO
JIM HOLLEY

Print Name
CEO

[signature]

Signature
CEO

10/30

Date

PRINCIPAL FINANCIAL OFFICER/TREASURER

JIM HOLLEY
Print Name
Principal Financial Officer/Treasurer

(signature)
Signature
Principal Financial Officer/Treasurer

10/30/2017
Date

PRINCIPAL ACCOUNTING OFFICER/COMPTROLLER

JIM HOLLEY
Print Name
Principal Accounting Officer/Comptroller

(signature)
Signature
Principal Accounting Officer/Comptroller

10/30/2017
Date

Certification of a majority of the Board of Directors:

JIM HOLLEY
Print Name

(signature)
Signature

10/30/2017
Date